Exhibit (11)
January 18, 2012
Allianz RCM Mid-Cap Fund
c/o Allianz Funds
1633 Broadway
New York, New York 10019

Re:	Registration Statement on Form N-14
Ladies and Gentlemen:
This opinion is being furnished in connection with the Registration Statement of Allianz Funds (the “Trust”) on Form N-14 (the “Registration Statement”) with respect to Allianz RCM Mid-Cap Fund (the “RCM Mid-Cap Fund”), a series of the Trust, being filed by the Trust today under the Securities Act of 1933, as amended (the “Act”), relating to the proposed acquisition by the RCM Mid-Cap Fund of substantially all of the assets of Allianz AGIC Target Fund (the “AGIC Target Fund”), a series of the Trust, and the issuance of shares of beneficial interest of specified classes of the RCM Mid-Cap Fund in connection therewith (the “Shares”), all in accordance with the terms of the proposed Agreement and Plan of Reorganization by and among the AGIC Target Fund, the RCM Mid-Cap Fund and Allianz Global Investors Fund Management LLC (the “Agreement and Plan of Reorganization”), in substantially the form included as Appendix A to the Prospectus/Proxy Statement that is part of the Registration Statement.
We have examined the Agreement and Plan of Reorganization; the Trust’s Fifth Amended and Restated Agreement and Declaration of Trust, as amended to the date hereof (the “Declaration of Trust”), on file in the offices of the Secretary of State of The Commonwealth of Massachusetts; the By-Laws of the Trust, as amended to the date hereof (the “By-Laws”); a certificate of the Secretary of State of The Commonwealth of Massachusetts; and such other documents and records as we have deemed necessary for the purposes of this opinion.
We have assumed, for purposes of this opinion, that, prior to the date of the issuance of the Shares, the Agreement and Plan of Reorganization will have been duly executed and delivered by each party thereto and will constitute a legal, valid and binding obligation of the parties thereto.

January 18, 2012
Based upon the foregoing, we are of the opinion that:
1.	The Trust is a duly organized and validly existing unincorporated association with transferable shares existing under and by virtue of the laws of The Commonwealth of Massachusetts.

2.	When issued in accordance with the Agreement and Plan of Reorganization, the Shares will be validly issued, fully paid and nonassessable by the Trust.
The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Trust or its Trustees. The Declaration of Trust provides for indemnification out of fund property for all loss and expenses of any shareholder held personally liable solely by reason of being or having been a shareholder of the relevant fund. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.
We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement.
Very truly yours,
/s/ Ropes & Gray LLP

Ropes & Gray LLP